Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: December 12, 2019

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect Pnina Fishman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders, or, if Proposal No. 6 is approved, until her term expires in accordance with her class.	☐	☐	☐
2. To re-elect Ilan Cohn to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders or, if Proposal No. 6 is approved, until his term expires in accordance with her class.	☐	☐	☐
3. To re-elect Avraham Sartani to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders or, if Proposal No. 6 is approved, until his term expires in accordance with his class.	☐	☐	☐
4. To re-elect Guy Regev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders or, if Proposal No. 6 is approved, until his term expires in accordance with his class.	☐	☐	☐
5. To elect Golan Bitton to our Board of Directors for a term expiring at our next annual general meeting of shareholders or, if Proposal No. 6 is approved, until his term expires in accordance with his class.	☐	☐	☐
6. To approve amendments to our articles of association, as described in the accompanying proxy statement.	☐	☐	☐
7. To approve an increase of the annual premium payable for the directors and officers' insurance.	☐	☐	☐
8. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019 and until the Company's next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________ Please Sign Here   _______________ Please Date Above

_______________ Please Sign Here   _______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on December 12, 2019 for Holders as of November 4, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on December 5, 2019

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on December 5, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 4, 2019** at the **Annual General Meeting of Shareholders** of the Company to be held on **December 12, 2019** at **12:00 p.m.** (Israel time), at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
3. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903